SECURITIES AND EXCHANGE COMMISSION

Washington, DC 20549

FORM 6-K

REPORT OF FOREIGN PRIVATE ISSUER

PURSUANT TO RULE 13a-16 OR 15d-16 OF

THE SECURITIES EXCHANGE ACT OF 1934

For the month of January, 2004

ChipMOS TECHNOLOGIES (Bermuda) LTD.

(Translation of Registrant’s Name Into English)

No. 1, R&D Road 1

Science-Based Industrial Park

Hsinchu, Taiwan

Republic of China

(Address of Principal Executive Offices)

(Indicate by check mark whether the registrant files or will file annual reports under cover of Form 20-F or Form 40-F.)

Form 20-F     ✓                  Form 40-F

(Indicate by check mark whether the registrant by furnishing the information contained in this form is also thereby furnishing the information to the Commission pursuant to Rule 12g3-2(b) under the Securities Exchange Act of 1934.)

Yes                           No     ✓

(If “Yes” is marked, indicate below the file number assigned to the registrant in connection with Rule 12g3-2(b): 82-            .)

SIGNATURES

Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.

ChipMOS TECHNOLOGIES (Bermuda) LTD. (Registrant)

Date: January 8, 2004	By:	/S/ S. J. Cheng

	Name: Title:	S. J. Cheng Deputy Chairman & Chief Executive Officer

EXHIBITS

Exhibit Number

1.1	Announcement

Exhibit 1.1

ChipMOS Bermuda Announced Unaudited Monthly Financial Information for

2003 of ChipMOS Taiwan

ChipMOS TECHNOLOGIES (Bermuda) LTD. today announced that its 70% owned subsidiary, ChipMOS TECHNOLOGIES INC. (“ChipMOS Taiwan”)’s unaudited monthly revenue breakdown by segment, total revenue and net income from January to November for 2003 in a regular investor conference held in Taipei. The detailed data is as followed.

Table 1. (Unit: NTDK)

	Jan.	Feb.	Mar.	Apr.	May	Jun.	Jul.	Aug.	Sept.	Oct.	Nov.	Dec.
Testing	302,848	255,111	332,232	337,798	365,827	295,710	347,110	339,097	422,506	367,857	382,940
Assembly	147,697	180,360	187,949	237,497	247,693	223,180	222,054	224,888	229,354	232,246	238,934
LCDD	82,532	98,432	112,127	114,334	142,214	124,597	141,993	153,844	163,250	168,438	174,658
Total	533,077	533,903	632,308	689,629	755,734	643,487	711,157	717,829	815,110	768,541	796,532

Table 2. (Unit: NTDK)

	Jan.	Feb.	Mar.	Apr.	May	Jun.	Jul.	Aug.	Sept.	Oct.	Nov.	Dec.
Revenue	533,077	533,903	632,308	689,629	755,734	643,487	711,157	717,829	815,110	768,541	796,532
Net income	(104,242)	(26,380)	2,325	15,722	20,513	105,593	136,659	23,139	144,556	140,029	167,796